SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated January 27, 2003


                               CELLCO FINANCE N.V.

                               Caracasbaaiweg 199
                                     Curacao
                              Netherlands Antilles

                    (Address of Principal Executive Offices)
                      ------------------------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

           Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby
            furnishing the information to the Commission pursuant to
            Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

Enclosure:   Report: "Operating and financial review and prospects for the three month and nine month periods ended September 30, 2002."

OPERATING AND FINANCIAL REVIEW AND PROSPECTS FOR THE THREE MONTH AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2002

Overview

     This is the report for the three month and nine month periods ended September 30, 2002 of Cellco Finance N.V. ("Cellco Finance"), a Netherlands Antilles limited liability company ("naamloze vennootschap"). Cellco Finance's sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell Iletisim Hizmetleri A.S. ("Turkcell"), a joint stock company organized and existing under the laws of the Republic of Turkey.

     On July 23, 1998, Cellco Finance issued $300,000,000 of 15% Senior Subordinated Notes due 2005 pursuant to an Indenture dated as of July 23, 1998 between Cellco Finance and HSBC Bank USA (then known as Marine Midland Bank) (the "1998 Restricted Notes"). On December 22, 1999 Cellco Finance issued $400,000,000 of 12 3/4% Senior Notes due 2005 pursuant to an Indenture dated as of December 22, 1999 between Cellco Finance and HSBC Bank USA (the "1999 Restricted Notes"). Each of the 1998 Restricted Notes and 1999 Restricted Notes were offered and sold in private placements to a small number of institutions, which resold those Notes pursuant to exemptions from registration under the Securities Act of 1933, as amended (the "Securities Act") in transactions outside the United States in reliance on Regulation S under the Securities Act and to "qualified institutional buyers" under Rule 144A under the Securities Act.

     Cellco Finance loaned the proceeds of the 1998 Restricted Notes and the 1999 Restricted Notes to Turkcell pursuant to a Subordinated Credit Agreement dated July 23, 1998 and a Credit Agreement dated December 22, 1999, respectively (such Credit Agreements being collectively herein called the "Credit Agreements").

     Pursuant to a Registration Statement filed with the Securities and the Exchange Commission (the "SEC") and declared effective on October 13, 1999, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1998 Restricted Notes. Pursuant to the exchange offer completed November 22, 1999, $285,036,000 in principal amount of Senior Subordinated Exchange Notes were issued in exchange for a like principal amount of 1998 Restricted Notes (such Senior Subordinated Exchange Notes being herein called the "1998 Exchange Notes"). Pursuant to a Registration Statement filed with the SEC and declared effective on July 10, 2000, Cellco Finance offered to exchange notes that had been registered with the SEC for the 1999 Restricted Notes. Pursuant to the exchange offer completed August 18, 2000, $385,038,000 in principal amount of Senior Exchange Notes were issued in exchange for a like principal amount of 1999 Restricted Notes (such Senior Exchange Notes being herein called the "1999 Exchange Notes" and, together with the 1998 Exchange Notes, "Exchange Notes"; the Exchange Notes, the 1998 Restricted Notes and the 1999 Restricted Notes are collectively referred to as the "Notes"). The 1998 Restricted Notes and the 1998 Exchange Notes are collectively called the "1998 Notes" and the 1999 Restricted Notes and the 1999 Exchange Notes are collectively called the "1999 Notes".

     The terms "we," "us," "our" and similar terms refer to Cellco Finance and do not include or refer to Turkcell. We do not control Turkcell. However, because our sole business is to issue debt securities and lend the proceeds of those debt securities to Turkcell and our only significant assets are claims against Turkcell under the Credit Agreements, the success of our business is dependent entirely on the success of Turkcell's business, and our business is subject to all risks and uncertainties to which Turkcell's business is subject. Accordingly, we refer to our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on June 5, 2002 (the "Cellco Annual Report") and Turkcell's Annual Report on Form 20-F as filed with the Securities and Exchange Commission on May 21, 2002 (the "Turkcell Annual

Report"), both of which are hereby incorporated by reference in this quarterly report, for a detailed description of Cellco's and Turkcell's business and the risks and uncertainties Cellco and Turkcell face. Turkcell's Report on Form 6-K as filed with the Securities and Exchange Commission on December 2, 2002 SEC file number 1-15092 (the "Turkcell Report"), is also hereby incorporated by reference.

     Since our sole business is to issue debt securities and lend the proceeds of those securities to Turkcell, you should read our operating and financial review and prospects in conjunction with "Item 5. Operating and Financial Review and Prospects" in the Turkcell's Annual Report.

     The financial information contained in the following discussion and analysis has been prepared and is presented in accordance with U.S. GAAP in U.S. dollars. The following discussion and analysis should be read in conjunction with the financial statements and related notes as of December 31, 2000 and 2001 and for each of the years in the three year period ended December 31, 2001 included in the Cellco Annual Report for the year ended December 31, 2001, and the financial statements and related notes as of December 31, 2001 and September 30, 2002, and for each of the three month and nine month periods ended September 30, 2001 and 2002 included herein. The information as of and for each of the three month and nine month periods ended September 30, 2001 and 2002 is not audited.

     Certain statements contained below, including information with respect to our plans and strategy for our business, are forward looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties.

Operating Results

     Revenues. Our revenue consists primarily of interest and financing fees from Turkcell paid pursuant to the Credit Agreements. Revenue for the three months ended September 30, 2002 of $24,856,000 is equal to revenue for the three months ended September 30, 2001. Revenue for the nine months ended September 30, 2002 of $74,568,000 is equal to revenue for the nine months ended September 30, 2001.


     Expenses. Expenses consist primarily of interest paid on the Notes. Expenses for the three months ended September 30, 2002 of $24,856,000 is equal to expenses for the three months ended September 30, 2001. Expenses for the nine months ended September 30, 2002 of $74,568,000 is equal to expenses for the nine months ended September 30, 2001.


Critical Accounting Policies

     We have prepared our financial statements assuming we will continue as a going concern; accordingly we have recorded the loans receivable and the related interest income at the full amount receivable from Turkcell. As noted in the basis of presentation of our financial statements (Note 2) Turkcell's current liabilities at September 30, 2002 exceeded current assets and the Turkish economy has suffered from significant devaluation during 2001. Should Turkcell's operating results or the Turkish economy suffer further significant declines it could result in Turkcell lacking the financial resources to repay the loans. If Turkcell were unable to repay the loans then an impairment charge would need to be recorded.

Liquidity and Capital Resources

     We are a special purpose finance vehicle formed to issue debt instruments and lend the proceeds to Turkcell. All of our existing obligations are matched by claims on Turkcell. We do not expect to incur additional indebtedness other than to fund Turkcell's operations, and any such additional indebtedness will be matched by claims on Turkcell.

     Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt owed us. At September 30, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crises. Consequently, Turkey's currency continued to devalue, there is a continued volatility in the debt and equity markets and hyperinflation persists while economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira stabilized during last nine months after the announcement of a new loan facility amounting to $10 billion from the International Monetary Fund (the "IMF"). The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the Turkish government allowed the Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the U.S. Dollar during the first day of flotation. The US dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at September 30, 2002 it was TL 1,648,669. Confidence in the banking sector has yet to be fully restored and there continues to be a general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

     The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey. At September 30, 2002, Turkcell's current liabilities exceeded current assets by US$252.6 million. As noted in Turkcell's financial statements these matters may raise doubt about Turkcell's ability to continue as a going concern. Our cash flows and ability to continue as a going concern depend largely on the ability of Turkcell to service its debt towards us. Our financial statements have been prepared assuming that Turkcell will continue as a going concern, and that therefore we will continue as a going concern. Turkcell advised us that its management believes that Turkcell will generate sufficient operating cash flows to continue as a going concern. In addition, in March 2002, Turkcell also received a commitment letter from Yapi Kredi Bankasi A.S., a shareholder of Turkcell and one of the largest Turkish banks, for a loan of $200 million over the next twelve months. Also, in March 2002, Vakiflar Bankasi TAO and Turkiye Garanti Bankasi A.S. provided letters of intent to Turkcell to extend 2002 principal repayments of existing borrowings amounting to approximately $120 million for the twelve months subsequent to their initial maturities. Turkcell will continue to pay interest during the extension period. During the first nine months of 2002, Turkcell did not use the option of these extensions and paid a total amount of approximately $66.1 million principal for these two loans. Turkcell advises us that its management will consider making such extensions for the remaining principal repayments if necessary. Further, on May 9, 2002, Turkcell agreed with Akbank to extend two principal repayments of existing borrowings totaling $62.5 million, which were due in May and June 2002, for twelve months subsequent to their initial maturities. Turkcell's management has stated that it believes that Turkcell's cash from operations, the proceeds from the Yapi Kredi Bankasi loan, the extension of its debt obligations to Vakifbank, Garanti Bankasi and Akbank will be sufficient to fully fund its business plan through December 31, 2002, which includes the repayment of approximately $116.7 million in principal on debt obligations.

     We have continued to receive timely payments from Turkcell on our receivable due from Turkcell and we believe that Turkcell will continue to be able to service its debt on a timely basis. Accordingly, our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Research and Development, Patents and Licenses

     We have not had any research and development activities for the last three years. We own no patents.

Trend Information

     At September 30, 2002, substantially all of our assets represent amounts receivable from Turkcell. Our results of operations and financial position are largely dependent upon the results of operations and financial position of Turkcell, whose operations are substantially all inside Turkey. The Turkish economy has been adversely affected by the significant economic difficulties that occurred in Turkey at the end of 2000 and in February 2001 and Turkey continues to experience difficulties following such economic crises. Consequently, Turkey's currency continued to devalue, there is a continued volatility in the debt and equity markets and hyperinflation persists while economic growth was negative 9.4% by the end of December 2001. However, the rate of devaluation of Turkish Lira stabilized during last nine months after the announcement of a new loan facility amounting to $10 billion from the IMF. The significant economic difficulties in Turkey include, but are not limited to, a steep decline in prices of domestic debt and equity securities and increasing rates on government and corporate borrowings. In an attempt to overcome the liquidity crisis in the banking system, on February 21, 2001, the Turkish government allowed the Turkish Lira to float freely. This caused a 28% devaluation of the Turkish Lira against the U.S. Dollar during the first day of flotation. The US dollar/Turkish Lira exchange rate at December 31, 2000 was TL 671,765 whereas at September 30, 2002 it is TL 1,648,669. Confidence in the banking sector has yet to be fully restored and there continues to be a general lack of liquidity in the economy. Turkey's return to economic stability is dependent to a large extent of the effectiveness of the measures taken by the government, decisions of international lending organizations, and other factors, including regulatory and political developments.

     The financial condition of Turkcell and its future operations and cash flows could be adversely affected by continued economic difficulty. Accordingly, our financial condition and our future operations and cash flows could be adversely affected by such continued economic difficulty in Turkey.

     Since our sole business is to issue debt securities and lend the proceeds of the debt securities to Turkcell, you should read "Item 5D. Trend Information" of the Turkcell Annual Report and Turkcell Quarterly Report.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Exchange Risk Management

     The fair value of the 1998 Notes increased from $270.0 million at December 31, 2001 to $291.0 million at September 30, 2002; the fair value of the 1999 Notes increased from $348.0 million at December 31, 2001 to $372.0 million at September 30, 2002.

     The following table sets forth as at December 31, 2001 and September 30, 2002 the principal and maturities of our indebtedness that are sensitive to foreign currency exchange rate fluctuations:

                                   December 31, 2001                 September 30, 2002
                                   -----------------                 ------------------
                           Carrying amount     Fair value     Carrying amount    Fair value
                                   $                $                $                $
                                   -                -                -                -
                             (in millions)    (in millions)    (in millions)    (in millions)
Financial instrument

Financial instrument

1998 Notes                       300.0            270.0            300.0            291.0

1999 Notes                       400.0            348.0            400.0            372.0


Expected future maturities as of December 31, for each of the next four years and thereafter are set forth in the following table:

                   2002           2003          2004          2005        Total
                   ----           ----          ----          ----        -----
                                (in millions of US Dollars)

1998 Notes          --             --            --           300.0       300.0

1999 Notes          --             --            --           400.0       400.0
                    --             --            --           -----       -----

                    --             --            --           700.0       700.0
                    ==             ==            ==           =====       =====


Interest Rate Risk Management

     The following table sets forth as at December 31, 2001 and September 30, 2002 the principal and maturities of our indebtedness that are sensitive to interest rate fluctuations:

                                   December 31, 2001                 September 30, 2002
                                   -----------------                 ------------------
                           Carrying amount     Fair value     Carrying amount    Fair value
                                   $                $                $                $
                                   -                -                -                -
                             (in millions)    (in millions)    (in millions)    (in millions)
Financial instrument

1998 Notes                       300.0            270.0            300.0            291.0

1999 Notes                       400.0            348.0            400.0            372.0

Expected future maturities as of December 31, for each of the next four years and thereafter are set forth in the following table:

                   2002           2003          2004          2005        Total
                   ----           ----          ----          ----        -----
                                (in millions of US Dollars)

1998 Notes           --             --            --         300.0        300.0

1999 Notes           --             --            --         400.0        400.0
                     --             --            --         -----        -----

                     --             --            --         700.0        700.0
                     ==             ==            ==         =====        =====